SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

FINAL AMENDMENT

GROSVENOR REGISTERED MULTI-STRATEGY FUND (TI 2), LLC

(Name of Issuer)

GROSVENOR REGISTERED MULTI-STRATEGY FUND (TI 2), LLC

(Name of Person(s) Filing Statement)

SHARES OF LIMITED LIABILITY COMPANY INTEREST

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Girish S. Kashyap, Esq.

c/o Grosvenor Capital Management, L.P.

900 North Michigan Avenue

Suite 1100

Chicago, Illinois 60611

(312) 506-6695

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

George J. Zornada, Esq.

K&L Gates LLP

State Street Financial Center

One Lincoln Street

Boston, Massachusetts     02111-2950

(617) 261-3231

September 27, 2019

(Date Tender Offer First Published,

Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation:	$22,000,000.00 (a)	Amount of Filing Fee:	$0.00 (b)

(a)	Calculated as the aggregate maximum repurchase price for Shares.

(b)

Issuer is a feeder fund in a master-feeder structure and invests substantially all of its assets in Grosvenor Registered Multi-Strategy Master Fund, LLC (the “Master Fund”). All Shares, if any, repurchased from investors of the Issuer by the Issuer, will have corresponding repurchases of limited liability company interests of the Master Fund from the Issuer. The Master Fund pays tender offer registration fees for its corresponding tender offer, which is also subject to Rule 13e-4. Issuer avails itself of SEC staff no-action relief applicable to feeder funds for fees on shares they offer to repurchase from the public. See Ironwood Multi-Strategy Fund LLC and Ironwood Institutional Multi-Strategy Fund LLC, SEC No-Action Letter (pub. avail. April 19, 2017).

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on September 27, 2019, by Grosvenor Registered Multi-Strategy Fund (TI 2), LLC (the “Fund”) in connection with an offer by the Fund to purchase shares of limited liability company interest in the Fund (“Shares”) of up to $22,000,000 on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits B and C to the Statement on September 27, 2019.

This is the final amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1.	The Offer expired at 12:00 midnight, Eastern Time, on October 25, 2019.
2.	The Valuation Date of the Shares tendered pursuant to the Offer was December 31, 2019.
3.

$1,282,738.43 in Shares were validly tendered and not withdrawn prior to the expiration of the Offer, and all of those Shares were accepted for purchase and paid by the Fund in accordance with the terms of the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GROSVENOR REGISTERED MULTI-STRATEGY FUND (TI 2), LLC

By: /s/ Scott J. Lederman
Name: Scott J. Lederman
Title: President

February 10, 2020